T1 Energy Inc.

1211 E 4th Street

Austin, Texas 78702

VIA EDGAR

December 9, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Angelini

Re:	T1 Energy Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

File No. 333-291601

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, T1 Energy Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on December 11, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom (UK) LLP, request by telephone that such Registration Statement be declared effective.

Please contact Denis Klimentchenko, of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, outside counsel to the Company, at +44 20 7519 7000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Daniel Barcelo
Name:	Daniel Barcelo
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Denis Klimentchenko, Danny Tricot and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP